SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR INC. TAX DEFERRED SAVINGS PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

REQUIRED INFORMATION

Item 1.
The audited statements of net assets available for Plan benefits as of the end of the latest two fiscal years of the Plan are attached hereto as Exhibit A.

Item 2.
The audited statements of changes in net assets available for Plan benefits for the latest two fiscal years of the Plan are attached hereto as Exhibit B.

Item 3.
The statements required by Items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

Item 4.
The Consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit C.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CATERPILLAR INC. TAX DEFERRED SAVINGS PLAN
CATERPILLAR INC. (Issuer)

June 25, 2010	By:	/s/ Edward J. Rapp
		Name:	Edward J. Rapp
		Title:	Group President and Chief Financial Officer

Caterpillar Inc.
Tax Deferred Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Caterpillar Inc.
Tax Deferred Savings Plan Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2009 and 2008	1
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008	2
Notes to Financial Statements December 31, 2009 and 2008	3-13
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009	15

Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Caterpillar Inc. Tax Deferred Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Caterpillar Inc. Tax Deferred Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 25, 2010

Exhibit A
Caterpillar Inc. Tax Deferred Savings Plan
Statements of Net Assets Available for Benefits December 31, 2009 and 2008

(in thousands of dollars)	2009	2008
Investments
Interest in the Caterpillar Investment Trust	$348,138	$290,688
Participant loans receivable	6,586	7,469
Other investments – participant directed brokerage accounts	5,036	3,775
Total investments	359,760	301,932
Receivables
Participant contributions receivable	3	8

Net assets available for benefits, at fair value	359,763	301,940
Adjustment from fair value to contract value for synthetic guaranteed investment contracts	5,412	11,417
Net assets available for benefits	$365,175	$313,357

The accompanying notes are an integral part of these financial statements.

Exhibit B
Caterpillar Inc. Tax Deferred Savings Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008

(in thousands of dollars)	2009	2008
Investment income (loss)
Plan interest in net investment income (loss) of Caterpillar Investment Trust	$62,996	$(109,864)
Interest on participant loans receivable	376	554
Net investment income (loss) from participant directed brokerage accounts	1,414	(2,769)
Net investment income (loss)	64,786	(112,079)
Contributions
Participant	10,097	16,318
Deductions
Withdrawals	(22,877)	(26,009)
Administrative expenses	(188)	(230)
Total deductions	(23,065)	(26,239)
Increase (decrease) in net assets available for benefits	51,818	(122,000)
Transfers
Transfers from (to) other plans, net	–	41

Net increase (decrease) in net assets available for benefits	51,818	(121,959)
Net assets available for benefits
Beginning of year	313,357	435,316
End of year	$365,175	$313,357

The accompanying notes are an integral part of these financial statements.

Caterpillar Inc. Tax Deferred Savings Plan
Notes to Financial Statements December 31, 2009 and 2008

1.	Plan Description

The following description of the Caterpillar Inc. Tax Deferred Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established by Caterpillar Inc. (the “Company”) to enable eligible employees of the Company and its subsidiaries (the “participating employers”), which adopt the Plan to accumulate funds for retirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation

Employees of the participating employers who are covered under collective bargaining agreements to which the Plan is extended who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan.  Participation commences upon an eligible employee initiating the enrollment process promulgated by the Plan Administrator.  Participating eligible employees (the “participants”) elect to defer a portion of their compensation until retirement through pre-tax contributions.

Participant Accounts

Accounts are separately maintained for each participant.  The participant's account is credited with the participant's contribution as defined below and an allocation of Plan earnings.  Allocations of earnings are based on participant account balances, as defined.  Participant benefits are limited to their vested account balance.

Contributions

Participant contributions are made through a pre-tax compensation deferral as elected by the participants.  Participants who are at least 50 years old by the end of the calendar year are allowed by the Plan to make a catch-up contribution for that year.  Contributions are subject to certain limitations set by the Internal Revenue Code.  Participants do not receive Company matching contributions.

Participants direct the investment of their contributions into various investment options offered by the Plan as discussed in Note 3.  Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days depending on the investment.

Vesting and Distribution Provisions

Participants are fully vested in their participant contributions and earnings thereon.  Upon termination of employment for any reason, including death, retirement, or upon Plan termination, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive Company shares in kind up to the amount of the participant’s balance in the Caterpillar Stock Fund.  The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.  Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations.

Participant Loans

The Plan provides for participant loans against eligible participants' account balances.  Eligible participants obtain loans by filing a loan application with the Plan’s record keeper and receiving all requisite approvals.  Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions.  Each loan specifies a repayment period that cannot extend beyond five years.  However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant.  Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination.  Repayments, including interest, are made through after-tax payroll deductions and are credited to the individual participant's account balance.  At December 31, 2009, participant loans have various maturity dates through March 8, 2019, with varying interest rates ranging from 4.25 to 11.0 percent.

Administration

The Plan is administered by Caterpillar Inc., which is responsible for non-financial matters, and the Benefit Funds Committee of Caterpillar Inc., which is responsible for financial aspects of the Plan.  Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA and provisions of the collective bargaining agreement.  In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification

The Plan obtained its latest determination letter on July 9, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

New Accounting Guidance

Disclosures about derivative instruments and hedging activities – In March 2008, the Financial Accounting Standards Board (the “FASB”) issued accounting guidance on disclosures about derivative instruments and hedging activities. This guidance expands disclosures for derivative instruments by requiring entities to disclose the fair value of derivative instruments and their gains or losses in tabular format. It also requires disclosure of information about credit risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. The Plan adopted this new guidance on January 1, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Subsequent events – In May 2009, the FASB issued accounting guidance on subsequent events that establishes standards of accounting for and disclosure of subsequent events.  The guidance requires evaluation of subsequent events through the date of financial statement issuance.  The Plan adopted the guidance for the plan year ending December 31, 2009.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Basis of Accounting
The Plan's accounts are maintained on the accrual basis of accounting.

Investments

The Plan’s interest in the Caterpillar Investment Trust is valued as described in Note 4.  Investments included in the participant directed brokerage account are valued at quoted market prices which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end.  Participant loans are valued at estimated fair value consisting of principal and any accrued interest.  Interest on investments is recorded as earned.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

The Plan accrues 6 basis points annually of the fair value of the assets of each investment fund, which is transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due.  The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees.  The Company pays any expenses which exceed amounts accrued annually by the Plan.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein.  Actual results could differ from those estimates.  The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  At December 31, 2009, approximately 39 percent of the Plan’s investments were invested in Caterpillar Inc. common stock.

3.	Investment Programs
The majority of the Plan’s assets are invested in the Caterpillar Investment Trust as discussed in Note 4, except for the participant directed brokerage account and participant loans receivable.

The investment options available to participants consist of four main categories: core investments, model portfolios, Caterpillar stock and a brokerage account.

The core options consist of nine investment choices, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The model portfolios contain a specific mix of the Plan’s core investments.  Each portfolio’s mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter.  The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

The brokerage account option allows participants to invest in various other investments outside of the standard Plan options.  Hewitt Financial Services is the custodian for funds invested through this participant directed option.  Investments in the participant directed brokerage account consist of registered investment companies.  The net investment income (loss) for the participant directed brokerage account consists of net appreciation (depreciation) in the fair value of investments in registered investment companies.

4.	Master Trust

A portion of the Plan’s investments are in the Caterpillar Investment Trust (the "Master Trust"), which was established for the investment of the Plan and other Company sponsored retirement plans.  These plans pool their investments in the Master Trust in exchange for a percentage of participation in the Trust.  The assets of the Master Trust are held by The Northern Trust Company (the "Trustee").

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2009 and 2008 net asset values for the investment fund options chosen by participants of each plan.  At December 31, 2009 and 2008, the Plan's interest in the net assets of the Master Trust was 6.99 percent and 7.62 percent, respectively.

The following investments represent 5 percent or more of the net assets of the Master Trust as of December 31, 2009 and 2008:

(in thousands of dollars)	2009	2008
Caterpillar Inc. common stock, at fair value	$2,374,970	$1,793,050
Synthetic guaranteed investment contracts, at contract value:
Aegon	289,193	281,869
AIG	289,193	281,870
State Street	289,233	281,909

The net assets of the Master Trust as of December 31, 2009 and 2008 are as follows:

(in thousands of dollars)	2009	2008
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$2,374,970	$1,793,050
Common stocks	1,095,623	691,655
Preferred stocks	3,200	2,268
Preferred corporate bonds and notes	33,151	32,589
Other corporate bonds and notes	58,770	38,590
U.S. government securities	117,242	92,120
Synthetic guaranteed investment contracts	818,331	744,251
Common collective trusts	396,113	299,731
Registered investment companies	–	579
Interest bearing cash	20,626	25,347
Other investments, net	16,920	2,407
	4,934,946	3,722,587

Securities on loan, at fair value
Common stocks	68,332	130,568
Corporate bonds and notes	1,121	6,167
U.S. government securities	6,127	8,732
	75,580	145,467

Cash collateral held under securities loan agreements, at fair value
Caterpillar Investment Trust Custom Collateral Fund	78,809	154,865

Other assets
Cash	477	1,277
Receivables for securities sold	79,311	30,031
Accrued income	4,277	4,077
	84,065	35,385

Total Master Trust assets	5,173,400	4,058,304

LIABILITIES
Obligation under securities loan agreements	(78,137)	(148,387)
Payables for securities purchased	(84,341)	(45,502)

Total Master Trust liabilities	(162,478)	(193,889)

Adjustment from fair value to contract value for synthetic guaranteed investment contracts	49,288	101,397

Master Trust assets, net	$5,060,210	$3,965,812

Plan’s interest in the net Master Trust assets	$353,550	$302,105

Investments are stated at fair value.  Investments in common stock, preferred stock, corporate bonds and notes, U.S. government securities and other assets are primarily valued at quoted market prices.  Common collective trusts are stated at unit value, which represents the fair value of the underlying investments.  Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year-end.

Net investment income (loss) of the Master Trust for the years ended December 31, 2009 and 2008 is as follows:

(in thousands of dollars)	2009	2008
Interest	$31,726	$53,644
Dividends	90,661	85,270

Net appreciation (depreciation) of the fair value of investments:
Caterpillar Inc. common stock	569,453	(1,034,715)
Common stocks	262,969	(627,379)
Preferred stocks	1,849	(5,012)
Preferred corporate bonds and notes	3,398	(8,700)
Other corporate bonds and notes	12,027	(15,379)
U.S. government securities	869	2,081
Common collective trusts	41,902	(65,936)
Registered investment companies	(8)	(178)
Other investments	9,704	(33,586)

Net Master Trust investment income (loss)	$1,024,550	$(1,649,890)
Plan’s interest in net Master Trust investment income (loss)	$62,996	$(109,864)

Dividend income is recorded as of the ex-dividend date.  Interest income is recorded daily as earned.  The Master Trust presents in net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Investment Contracts

The Master Trust holds fixed income benefit responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution.  The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit responsive and provide that plan participant initiated withdrawals will be paid at contract value.  The synthetic GICs are backed by a portfolio of fixed income investments which are effectively owned by the Plan.  The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets.  The synthetic GICs are obligated to provide an interest rate not less than zero.  These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate.  The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The issuers guarantee that all qualified participant withdrawals will occur at contract value.

Employer initiated events, if material, may affect the underlying economics of the investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events.  The occurrence of one or more employer initiated events could limit the Plan’s ability to transact at contract value with plan participants.  As of December 31, 2009, the Company believes the occurrence of an event that would limit the ability of the Plan to transact at contract value with the participants in the Plan is remote.

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2009	December 31, 2008
Based on actual income	3.88%	6.33%
Based on interest rate credited to participants	2.16%	3.48%

The guidance on reporting of fully benefit-responsive investment contracts held by defined contribution plans requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Derivatives

Within the Master Trust, a number of investment managers use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The fair value of these derivative contracts and related appreciation (depreciation) are included in Other investments in the Net assets and Investment income (loss) of the Master Trust.  All derivative financial instruments are undesignated.

Credit Contracts
Investment managers use credit default swaps to reduce, increase or manage exposure to credit risk.  A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity.  If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.  The Master Trust holds credit default swaps both as a protection seller and protection buyer.

The following table summarizes the credit default swaps held by the Master Trust as a protection seller.  The maximum potential amount of future payments under credit derivative contracts presented below is the notional value of the derivatives.

(in thousands of dollars)	December 31, 2009
	Credit Default Swaps
Protection Seller Contract Type	Notional	Fair
	Value	Value

Single issuer	$1,620	$(113)
Index of North American issuers
Investment grade	2,827	(72)
Investment grade high volatility	8,406	(204)
High yield	2,800	(104)
Index of mortgage securities	3,086	(914)
Total protection seller credit default swaps	$18,739	$(1,407)

The Master Trust holds credit default swaps as a protection buyer that have identical reference entities as swaps held as protection seller.  The notional value of the credit default swaps held as protection buyer, which would reduce the potential amount of future payments as protection seller, was $0.3 million at December 31, 2009.  The Master Trust also held $3.8 million notional value of credit default swaps as a protection buyer which did not offset swaps held as protection seller at December 31, 2009.

Equity Contracts
Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, including the S&P 500 and Russell 2000.  The notional value of long equity futures held was $38.7 million at December 31, 2009.  Investment managers also invest in a small amount of equity rights and warrants.

Foreign Exchange Contracts
Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies.  Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments.

Interest Rate Contracts
Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments.  Investment managers use interest rate swaps, futures contracts, options and swaptions to manage interest rate risk.  The notional value of interest rate swaps held at December 31, 2009 was $8.2 million.  The notional value of long and short interest rate futures held at December 31, 2009 was $23.8 million and ($9.1) million, respectively.  The notional value of swaptions held at December 31, 2009 was $6.5 million.

The following table summarizes the location and fair value of derivative instruments reported in the Net assets of the Master Trust:

(in thousands of dollars)		December 31, 2009
Undesignated	Master Trust	Fair Value
Contracts	Classification	Asset	Liability

Credit contracts	Other investments	$193	$(1,507)
Equity contracts	Other investments	2	–
Foreign exchange contracts	Receivables for securities sold, Payables for securities purchased *	428	(568)
Interest rate contracts	Other investments	162	(239)
Total fair value of derivative instruments		$785	$(2,314)

*Forward contracts are presented gross (buy side of the contract as a receivable, sell side of the contract as a payable) in the net assets of the Master Trust.  The above table shows the net position of each forward contract as an asset or liability.

The effect of derivatives on the Net investment income (loss) of the Master Trust is as follows:

(in thousands of dollars)		Year ended
		December 31, 2009
Undesignated	Master Trust	Income (loss)
Contracts	Classification	on Derivatives

Credit contracts	Other investments	$2,309
Equity contracts	Other investments	9,363
Foreign exchange contracts	Other investments	94
Interest rate contracts	Other investments	1,201
Total income (loss) of derivative instruments		$12,967

The Master Trust continually monitors its positions with, and the credit quality of, the major financial institutions which are counterparties to its financial instruments, and does not anticipate nonperformance by these counterparties.  To mitigate the credit risk of certain derivative financial instruments, investment managers use International Swaps and Derivatives Association (ISDA) agreements with the counterparties.  These agreements include provisions that permit netting exposures within similar derivative types and posting collateral if required.

Fair Value Measurements

In September 2006, the FASB issued accounting guidance on fair value measurements, which provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it.  In addition, this guidance expands disclosures about fair value measurements.  The Plan adopted the provisions of this guidance as of January 1, 2008.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions.  In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets.
•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1.  In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates.  These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Master Trust assets and liabilities that are measured at fair value as of December 31, 2009 and 2008 are summarized below:

	Fair Value Measurements as of December 31, 2009
(in thousands of dollars)	Level 1	Level 2	Level 3	Total

Stocks	$3,541,034	$1,091	$–	$3,542,125
Corporate bonds and notes	–	93,042	–	93,042
U.S. government securities	–	123,369	–	123,369
Synthetic guaranteed investment contracts	–	818,331	–	818,331
Common collective trusts	–	396,113	–	396,113
Interest bearing cash	20,626	–	–	20,626
Caterpillar Investment Trust Custom Collateral Fund	–	78,809	–	78,809
Other investments, net	14,002	2,918	–	16,920
Total assets and liabilities	$3,575,662	$1,513,673	$–	$5,089,335

	Fair Value Measurements as of December 31, 2008
(in thousands of dollars)	Level 1	Level 2	Level 3	Total

Stocks	$2,614,694	$2,847	$–	$2,617,541
Corporate bonds and notes	–	77,346	–	77,346
U.S. government securities	–	100,852	–	100,852
Synthetic guaranteed investment contracts	–	744,251	–	744,251
Common collective trusts	–	299,731	–	299,731
Registered investment companies	579	–	–	579
Interest bearing cash	25,347	–	–	25,347
Caterpillar Investment Trust Custom Collateral Fund	–	154,865	–	154,865
Other investments, net	6,529	(4,122)	–	2,407
Total assets and liabilities	$2,647,149	$1,375,770	$–	$4,022,919

Plan assets not included in the Master Trust that are measured at fair value as of December 31, 2009 and 2008 are summarized below:

	Fair Value Measurements as of December 31, 2009
(in thousands of dollars)	Level 1	Level 2	Level 3	Total

Participant directed brokerage account	$4,431	$605	$–	$5,036
Participant loans receivable	–	–	6,586	6,586
Total assets	$4,431	$605	$6,586	$11,622

	Fair Value Measurements as of December 31, 2008
(in thousands of dollars)	Level 1	Level 2	Level 3	Total

Participant directed brokerage account	$2,919	$856	$–	$3,775
Participant loans receivable	–	–	7,469	7,469
Total assets	$2,919	$856	$7,469	$11,244

The following is a roll-forward of assets measured at fair value using Level 3 inputs as of December 31, 2009 and 2008:

Level 3 Assets
(in thousands of dollars)	Participant Loans

Balance at December 31, 2007	$7,846
Issuances and settlements, net	(377)
Balance at December 31, 2008	7,469
Issuances and settlements, net	(883)
Balance at December 31, 2009	$6,586

Securities Lending

The Master Trust participates in a securities lending program offered by the Trustee.  As a participating lender, the Master Trust receives cash, U.S. government securities or letters of credit as collateral for loans of securities to approved borrowers.  The Trustee pools the cash and non-cash collateral in the Caterpillar Investment Trust Custom Collateral Fund, which invests primarily in short term investment vehicles.  Initial collateral levels are not less than 102 percent of the fair value of the borrowed securities, or not less than 105 percent if the borrowed securities and the collateral are denominated in different currencies.  The fair value of securities on loan was approximately $76 million and $145 million at December 31, 2009 and 2008, respectively.  The collateral received in 2009 for these loaned securities was approximately $78 million ($148 million in 2008), of which approximately $78 million represented cash or other highly liquid investments ($147 million in 2008).  Net realized investment income (loss) from securities lending was approximately $6.7 million and ($10.8) million in 2009 and 2008, respectively, and is included in interest in the net investment income (loss) of the Master Trust.

5.	Parties-in-Interest

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Equity Broad Index Fund, which is sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust.  The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes.

6.	Reconciliation of Financial Statements to Form 5500
	The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

	(in thousands of dollars)	2009	2008

	Net assets available for benefits per financial statements	$365,175	$313,357
	Certain deemed distributions of participant loans	(1,164)	(1,099)
	Net assets per Form 5500	$364,011	$312,258

Supplemental Schedule

Schedule I
Caterpillar Inc. Tax Deferred Savings Plan
EIN 37-0602744 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Caterpillar Inc.	Caterpillar Investment Trust	**	$348,137,820

	Hewitt Financial Services	Participant directed brokerage account	**	5,035,573

*	Participant loans receivable	Participant loans (various maturity dates through March 8, 2019, various interest rates ranging from 4.25% to 11.0%)	–	6,586,479

		Total Investments		$359,759,872

* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

Exhibit C

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-8003, and 333-133266) of Caterpillar Inc. of our report dated June 25, 2010 relating to the financial statements of the Caterpillar Inc. Tax Deferred Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Peoria, Illinois
June 25, 2010